UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Beacon Roofing Supply, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

073685109

(CUSIP Number)

CD&R Roadhouse Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Michael Diz, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 073685109

1	Name of Reporting Persons CD&R Roadhouse Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 8,536,500 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 8,536,500 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,536,500 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.5% (see Item 5)
14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 073685109

1	Name of Reporting Persons CD&R Associates VIII, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 8,536,500 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 8,536,500 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,536,500 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row (11) 14.5% (see Item 5)
14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 073685109

1	Name of Reporting Persons CD&R Associates VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 8,536,500 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 8,536,500 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,536,500 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.5% (see Item 5)
14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 073685109

1	Name of Reporting Persons CD&R Investment Associates VIII, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 8,536,500 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 8,536,500 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,536,500 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.5% (see Item 5)
14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock (“Shares”), par value $0.01 (the “Common Stock”), of Beacon Roofing Supply Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 505 Huntmar Park Drive, Suite 300, Herndon, VA 20170.

Item 2.	Identity and Background.

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	CD&R Roadhouse Holdings, L.P., a Cayman Islands exempted limited partnership;

(ii)	CD&R Associates VIII, Ltd., a Cayman Islands exempted company;

(iii)	CD&R Associates VIII, L.P., a Cayman Islands exempted limited partnership; and

(iv)	CD&R Investment Associates VIII, Ltd., a Cayman Islands exempted company (the persons and entities listed in items (i) through (iv) are collectively referred to herein as the “Reporting Persons”)).

CD&R Roadhouse Holdings, L.P. was created for the purpose of holding shares of common stock of CDRR Investors, Inc., a Delaware corporation and parent of CDRR Holdings Inc., a Delaware corporation and parent of Roofing Supply Group, LLC, a Delaware limited liability company (“RSG”), on behalf of its limited partners:

(i)	Clayton, Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership;

(ii)	CD&R Advisor Fund VIII Co-Investor, L.P., a Cayman Islands exempted limited partnership; and

(iii)	CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted limited partnership;

Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Advisor Fund VIII Co-Investor, L.P. and CD&R Friends & Family Fund VIII, L.P. are collectively referred to herein as the “CD&R Roadhouse Funds.” The CD&R Roadhouse Funds hold limited partnership interests in CD&R Roadhouse Holdings, L.P. and do not have sole or shared voting or dispositive power over any shares of the Issuer. The CD&R Roadhouse Funds expressly disclaim beneficial ownership of the Shares beneficially owned by the Reporting Persons.

CD&R Associates VIII, Ltd. is the general partner of CD&R Roadhouse Holdings, L.P. CD&R Associates VIII, L.P. is the sole stockholder of CD&R Associates VIII, Ltd. CD&R Investment Associates VIII, Ltd. is the general partner of CD&R Associates VIII, L.P.

The Reporting Persons have entered into a joint filing agreement, dated as of October 9, 2015, a copy of which is attached to this Statement as Exhibit 1.

The address for each of the Reporting Persons is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A to this Statement and incorporated herein by this reference.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons identified in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On October 1, 2015 (the “Closing Date”), CD&R Roadhouse Holdings, L.P. acquired the Shares of the Issuer’s Common Stock from the Issuer in connection with the acquisition (the “Acquisition”) by the Issuer of RSG, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 27, 2015, among the Issuer, Beacon Leadership Acquisition I, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub I”), Beacon Leadership Acquisition II, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“Merger Sub II”), and CDRR Investors, Inc., a Delaware corporation and indirect parent of RSG (“Target”).

Pursuant to the Merger Agreement, on the Closing Date, the Issuer acquired Target, in which at the time CD&R Roadhouse Holdings, L.P., through its ownership of shares of CDRR Investors, Inc., indirectly held substantially all of the equity interests in, through a merger of Merger Sub I with and into Target (the “First Merger”), with the Target continuing as the surviving corporation and a wholly owned subsidiary of the Issuer, followed by a merger of the surviving corporation with and into Merger Sub II (the “Second Merger”, and, together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving limited liability company and a wholly owned subsidiary of the Issuer.

Upon consummation of the First Merger, each issued and outstanding share of Target (other than shares held by Merger Sub I, Merger Sub II, the Issuer, Target or any of their direct or indirect subsidiaries and dissenting shares) was cancelled and converted into the right to receive $12.50 in cash and 0.4065 of a Share of Common Stock, except that those Target stockholders who submitted a letter of transmittal surrendering their shares and did not confirm their status as “accredited investors” (as that term is defined in Regulation D promulgated under the Securities Act) received $25 in cash per Target share. The aggregate consideration paid by the Issuer to consummate the Mergers consisted of (i) approximately $284 million in cash payable to Target’s stockholders and optionholders, (ii) 9.04 million Shares of Common Stock issuable to Target’s stockholders and optionholders, (iii) substitute Issuer options in exchange for approximately 862,400 Target options, and (iv) $586 million for repayment of Target’s outstanding indebtedness and assumed Target capital leases. The consideration paid by the Issuer to CD&R Roadhouse Holdings, L.P. in connection with the Mergers for CD&R Roadhouse Holdings, L.P.’s controlling stake in the Target consisted of 8,536,500 Shares of Common Stock, plus cash consideration.

The description herein of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, included as Exhibit 2, which is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

Following the consummation of the Acquisition, the Reporting Persons beneficially own an aggregate of 8,536,500 Shares of Common Stock. The Shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 14.5% of the outstanding Shares of Common Stock. See “Item 5. Interest in Securities of the Issuer.”

The Reporting Persons have acquired beneficial ownership of the Shares of Common Stock as described in this Statement on Schedule 13D for investment purposes. Subject to the terms and conditions of the Investment Agreement, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

Without limiting the foregoing, and subject to the terms and conditions of the Investment Agreement and the Registration Rights Agreement (each as defined and described below in “Item 6. Contracts, Arrangements,

Understandings or Relationships with Respect to Securities of the Issuer.”), the Reporting Persons may, from time to time acquire or cause affiliates to acquire additional Shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or continue to hold, or cause affiliates to hold, Common Stock (or any combination or derivative thereof). In addition, without limitation, and subject to the terms and conditions of the Investment Agreement, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

As of the date of this filing, Philip K. Knisely, an operating advisor to the funds managed by Clayton, Dubilier & Rice, LLC (“CD&R”), and Nathan K. Sleeper, a principal of CD&R, have been designated by CD&R Roadhouse Holdings, L.P. pursuant to the Merger Agreement to serve as the directors on the Issuer’s board of directors until the 2016 annual meeting of stockholders of the Issuer. In their capacity as directors of the Issuer, Messrs. Knisely and Sleeper or any successor CD&R Roadhouse Holdings, L.P. designee may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

Except as set forth in this Statement, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals identified in Item 2 above, have no other present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person identified in Item 2 with respect to the Issuer, subject to the terms and conditions of the Stockholders Agreement, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).

The Reporting Persons beneficially own an aggregate of 8,536,500 Shares of Common Stock. The Shares of Common Stock beneficially owned by Reporting Persons represent, in the aggregate, approximately 14.5% of the outstanding Shares of Common Stock. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 49,713,966 Shares of Common Stock outstanding as of July 31, 2015, based on information disclosed by the Issuer in its quarterly report on Form 10-Q filed on August 8, 2015 and after giving effect to the issuance of 9,037,789 Shares in the Acquisition.

Upon the closing of the Acquisition, CD&R Roadhouse Holdings, L.P. directly owns 8,536,500 Shares of Common Stock. CD&R Associates VIII, Ltd. is the general partner of CD&R Roadhouse Holdings, L.P. CD&R Associates VIII, L.P. is the sole stockholder of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. is the general partner of CD&R Associates VIII, L.P. Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the Shares held by CD&R Roadhouse Holdings, L.P.

CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors, consisting of Donald J. Gogel and Kevin J. Conway. Messrs. Gogel and Conway, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the Shares shown as beneficially owned by CD&R Roadhouse Holdings, L.P. Such persons expressly disclaim such beneficial ownership. All investment and voting decisions with respect to shares held by CD&R Roadhouse Holdings, L.P. are made by an investment committee of limited partners of CD&R Associates VIII, L.P. (the “Investment Committee”). The CD&R investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Vindi Banga, James G. Berges, John C. Compton, Kevin J. Conway, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Marco Herbst, George K. Jaquette, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Christian Rochat, Richard J. Schnall, Nathan K. Sleeper, Sonja Terraneo and David H. Wasserman. All members of the Investment Committee disclaim beneficial ownership of the Shares shown as beneficially owned by the Reporting Persons.

(c) Except as set forth in Item 3 and Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in Item 2 has engaged in any transaction during the past 60 days in any Shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock that are the subject of this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investment Agreement

In connection with the Acquisition, CD&R Roadhouse Holdings, L.P. entered into to an amendment (the “Investment Agreement Amendment”) to that certain Investment Agreement, dated as of July 27, 2015, with the Issuer (together with the Investment Agreement Amendment, the “Investment Agreement”). Pursuant to the Investment Agreement, CD&R Roadhouse Holdings, L.P. is entitled to designate (i) two directors to the Issuer’s board of directors for so long as CD&R Roadhouse Holdings, L.P. and its affiliates hold at least 58.6% of the Shares of Common Stock received by CD&R Roadhouse Holdings, L.P. at the closing of the Acquisition (adjusted for subdivisions, stock splits, combinations, recapitalizations or similar events) (the “Original Shares”), and (ii) one director for so long as CD&R Roadhouse Holdings, L.P. and its affiliates hold at least 3.0%, but less than 58.6%, of its Original Shares; provided that CD&R Roadhouse Holdings, L.P. and its affiliates shall not be entitled to such one director designee pursuant to clause (ii) if they own less than 4.0% of the Shares of Common Stock then outstanding and the number of members of the Issuer’s board of directors is at such time less than eight. The initial directors appointed by CD&R Roadhouse Holdings, L.P. are Philip W. Knisely, an operating advisor to the CD&R funds, and Nathan K. Sleeper, a principal of CD&R. CD&R Roadhouse Holdings, L.P. is also subject to certain restrictions on employment of current or former employees of the Issuer and on activities in the roofing supply business.

Registration Rights Agreement

Upon consummation of the Acquisition, CD&R Roadhouse Holdings, L.P. entered into a registration rights agreement with the Issuer, pursuant to which the Issuer agreed to file a resale shelf registration statement for the benefit of CD&R Roadhouse Holdings, L.P. and certain of its permitted transferees (the “Target Stockholders”) promptly upon the expiration of the 180-day post-closing lock-up period, and pursuant to which the Target Stockholders may make up to three requests (only two of which may require substantial marketing efforts or a separate registration statement) that the Issuer conduct an underwritten offering of, or register, the Shares of Common Stock held by the Target Stockholders. The Target Stockholders also may request that the Issuer include their Shares in certain future registration statements or offerings of common stock by the Issuer. These rights terminate when the Target Stockholders no longer own any Shares of Common Stock.

The descriptions herein of the terms and conditions of the Investment Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement and the Registration Rights Agreement, included as Exhibits 3, 4 and 5, which are incorporated herein by reference.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit
1	Joint Filing Agreement, dated as of October 9, 2015, by and among the Reporting Persons.

2	Agreement and Plan of Merger, dated as of July 27, 2015, by and among CDRR Investors, Inc., Beacon Roofing Supply, Inc., Beacon Leadership Acquisition I, Inc. and Beacon Leadership Acquisition II, LLC (incorporated by reference to Exhibit 2.1 to Beacon Roofing Supply, Inc.’s Current Report on Form 8-K, filed with the SEC on July 27, 2015).

3	Investment Agreement, dated as of July 27, 2015, by and between Beacon Roofing Supply, Inc., and CD&R Roadhouse Holdings, L.P. (incorporated by reference to Exhibit 10.1 to Beacon Roofing Supply, Inc.’s Current Report on Form 8-K, filed with the SEC on July 27, 2015).

4	Amendment No. 1, dated as of October 1, 2015, to Investment Agreement, dated as of July 27, 2015, by and between Beacon Roofing Supply, Inc. and CD&R Roadhouse Holdings, L.P. (incorporated by reference to Exhibit 10.4 to Beacon Roofing Supply, Inc.’s Current Report on Form 8-K, filed with the SEC on October 1, 2015).

5	Registration Rights Agreement, dated as of October 1, 2015, by and between Beacon Roofing Supply, Inc. and CD&R Roadhouse Holdings, L.P. (incorporated by reference to Exhibit 10.4 to Beacon Roofing Supply, Inc.’s Current Report on Form 8-K, filed with the SEC on October 1, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 9, 2015

CD&R ROADHOUSE HOLDINGS, L.P.

By:	CD&R Associates VIII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. Mr. Gogel is a principal of Clayton, Dubilier & Rice, LLC.	United States of America

Kevin J. Conway	Mr. Conway is a director and officer of CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. Mr. Conway is a principal of Clayton, Dubilier & Rice, LLC.	United States of America

Theresa A. Gore	Ms. Gore is an officer of CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. Ms. Gore is a professional employee of Clayton, Dubilier & Rice, LLC.	United States of America